[Veramark Letterhead]

July 19, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Christine Davis, via EDGAR

RE:	Veramark Technologies, Inc Form 10-K for the period ending December 31, 2004, filed March 28, 2005 File No. 001-13898

Ladies and Gentlemen:

Pursuant to the letter from the U.S. Securities and Exchange Commission (the “Commission”), dated June 23, 2005, to Veramark Technologies Inc. (the “Company”), the Company hereby acknowledges the following with respect to the above-captioned Form 10-K filed on March 28, 2005:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

•	Staff comments or changes to disclosures made by the Company in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or by any other person under the federal securities laws of the United States.

Sincerely,

/s/ David G. Mazzella
David G. Mazzella
President, Chief Executive Office
and Chairman of the Board